SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

Enclosure: Press Release dated May 7, 2007.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: May 7, 2007	By	/s/ Alfred W. Vitale
Name: Alfred W. Vitale Title: President

Unilens Vision Reports Record Revenue, Earnings and Royalty Income

Third Quarter Net Income Increases 18% From Prior Year and Earnings Increased to $0.08 Per Diluted Share

LARGO, Fla., May 7 /PRNewswire-FirstCall/ — Unilens Vision Inc.

(OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the third quarter and nine months of FY2007.

Net sales, excluding royalty income, for the quarter ended March 31, 2007 increased to $1,634,429 compared with $1,585,086 in the quarter ending March 31, 2006, an increase of 3.1%. The increase was primarily the result of continued growth of the Company's C-Vue multifocal and toric multifocal contact lenses which increased approximately 10% in the current quarter, and was partially offset by sales of our replacement products lines that declined as expected.

Net Income for the quarter increased 18.3% to $372,355, or $0.08 per diluted share, compared with $314,689, or $0.07 per diluted share in the prior-year period.

Royalty income for the quarter increased 11.4% to a record $545,293 compared with $489,551 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to accelerate, resulting in a record quarterly royalty payment despite a contractual reduction in royalty rate of 14% effective during the quarter ending June 30, 2006. No further contractual reductions in royalty rate are scheduled under the contract until November 2016, over nine years from now.

"We are pleased to report record sales, royalties and net income before tax and extraordinary items for the quarter ended March 31, 2007," stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Sales of our C-Vue(R) brand of multifocal and toric multifocal contact lenses continue to increase, when compared with prior-year periods, while sales of our more mature lines of replacement and gas permeable contact lenses continued to decline, indicating trends that have been apparent in recent years. Meanwhile, Bausch & Lomb's sales of multifocal lenses that utilize our proprietary technology also continued to increase, resulting in record royalty income for the Company."

Net sales, excluding royalty income, for the nine months ended March 31, 2007 increased to $4,677,358, versus $4,559,686 in the corresponding period of the previous fiscal year, an increase of 2.6%.

For the nine months ended March 31, 2007, the Company reported net income of $903,697 or $0.20 per diluted share, compared with net income of $941,564, or $0.21 per diluted share, in the first nine months of FY2006.

Royalty income for the nine months ended March 31, 2007 increased 6.6% to $1,559,496, compared with $1,463,446 in the prior-year period.

About Unilens Vision Inc. - "The Eye Care Professionals Specialty Contact Lens Company"

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
THIRD QUARTER AND NINE MONTHS - FISCAL 2007
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
Sales	$1,634,429	$1,585,086	$4,677,358	$4,559,686
Cost of sales	855,443	921,906	2,569,902	2,609,238
	778,986	663,180	2,107,456	1,950,448
Expenses	698,067	647,666	2,186,419	1,901,474
Income (loss)
from operations	80,919	15,514	(78,963)	48,974
Other items:
Royalty income	545,293	489,551	1,559,496	1,463,446
Other (expense)/
income	(703)	402	(390)	487
Remeasurement
income (loss)	212	-	(1,717)	-
Interest income	9,476	8,341	30,845	14,805
	554,278	498,294	1,588,234	1,478,738
Income before tax	635,197	513,808	1,509,271	1,527,712
Income tax
expense	262,842	199,119	605,574	586,148
Net income for
the period	$372,355	$314,689	$903,697	$941,564
Net income per
common share:
Basic	$0.08	$0.07	$0.20	$0.22
Diluted	$0.08	$0.07	$0.20	$0.21

CASH FLOWS
Provided (used) by:
Operating
activities	$739,395	$338,771	$1,517,749	$1,226,532
Investing
activities	(51,187)	(77,383)	(141,141)	(279,230)
Financing
activities	(326,491)	130,553	(1,774,879)	140,678
Increase in cash	$361,717	$391,941	$(398,271)	$1,087,980

BALANCE SHEET

	June 30, 2006	March 31, 2007	March 31, 2006
Cash	$2,195,633	$1,795,645	$1,456,372
Total assets	8,969,222	7,956,755	8,066,348
Current liabilities	997,010	855,725	755,260
Total liabilities	997,010	855,725	755,260
Stockholders' equity	$7,972,212	$7,101,030	$7,311,088

SOURCE   Unilens Vision Inc.
-0-     05/07/2007
/CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/
/Web site: http://www.unilens.com /
(UVICF UVI UVI.V)